November 28, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AIS Holdings Group, Inc.

Form 10-K/A for the Fiscal Year Ended March 31, 2018

Filed October 24, 2018

File No. 000-55769

To the men and women of the SEC:

On behalf of AIS Holdings Group, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 9, 2018 addressed to Mr. Takehiro Abe, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-K/A on October 24, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2018

Item 1. Business

Primary Business Activity, page 2

1. We note your response to our prior comment 1 stating that your business operations "do not conflict with the rules or regulations in Japan." Given your representations that you will be designing software to (i) support the use of a cryptocurrency wallet whereby third parties will be able to deposit and withdraw digital currencies, and (ii) create websites where third parties can place both buy and sell orders for various cryptocurrencies and view open orders, you should provide a discussion of the regulation of cryptocurrencies and cryptocurrency exchanges in Japan, including how such evolving regulation might impact your business and the market for your software and services.

Company Response:

We have amended and added information on page 2. It now reads:

“Rules and Regulations - Japan

The following are rules and regulations in Japan regarding cryptocurrency, that we believe may, in some capacity, impact our business.

It should be noted that we believe our current and planned business operations and services do not conflict with the rules or regulations in Japan, and the Company does not need any governmental approval to conduct its business activities, due to the fact that the Company’s business is limited to IT development and IT consulting services. Our clients will need to comply with any and all government regulations pertaining to businesses in the cryptocurrency industry.

In accordance with the Payment Service Act, amended on May 17, 2018, all parties engaged in operating a cryptocurrency exchange service must register with the Prime Minister of Japan. In accordance with the Amended Payment Service Act, the cryptocurrency exchange service is defined as follows:

(i)　purchase and sale of a cryptocurrency or exchange with another cryptocurrency;
(ii)　intermediary, brokerage or agency services for the act set forth in the preceding item; and
(iii)　management of users' money or cryptocurrency, carried out by persons in connection with their acts set forth in the preceding two items.

While these regulations do not specifically pertain to our business, as we do not operate a cryptocurrency exchange, we believe that such regulations will be relevant for our current and future clients. Should regulations evolve and become more burdensome or costly, it is possible that the cryptocurrency industry overall will suffer, and as such our own business, which caters to this industry, will also be negatively impacted in as of yet unforeseen ways.”

Consultation Services, page 3

2. Refer to our prior comment 4. Provide an explanation in plain English with respect to Mr. Abe's responsibility in creating the "ERC20." Disclose whether Mr. Abe has experience with ICOs other than FTV Token.

Company Response:

We have amended the section titled ‘Consultation Services’ on page 3 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

3. We reissue our prior comment 6. As a penny stock issuer, you are not eligible to rely on the safe harbor provision of Section 21E of the Securities Exchange Act of 1934. Please remove the references to the Private Securities Litigation Reform Act of 1995.

Company Response:

We have revised page 9 accordingly and removed such references.

Certain Relationships and Related Transactions, page 13

4. We have considered your response to our prior comment 5. Please provide an expanded analysis that discusses any coordination between Mr. Thomas DeNunzio, Mr. Jeffrey DeNunzio and V Financial Group in founding, organizing and providing services to the registrant, including in connection with the current and prior registration statements.

Company Response:

The term “affiliate” is defined in Rule 405 under the Act as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” the person specified. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Mr. Thomas DeNunzio is not an affiliate of V Financial Group, LLC (“VFG”) pursuant to this definition. Thomas DeNunzio does not have the ability directly or indirectly to affect VFG management or its policies. Thomas DeNunzio is not a member or manager of VFG.

Furthermore, VFG is not a promoter of the Registrant because of Mr. Thomas DeNunzio’s, (“DeNunzio”) consulting relationship with VFG. VFG has a disparate set of business affairs, activities, and interests that are independent of those of Thomas DeNunzio. Thomas DeNunzio’s promoter type activities beginning with formation or organization of Registrant and ending with change of control of Registrant were in his individual capacity and completely exclusive of his affairs and activities with VFG.

We have updated Item 13. Certain Relationships and Related Transactions to reflect the dates of Thomas DeNunzio’s former promoter activities. We have also disclosed that Takehiro Abe, the Company’s sole shareholder, officer and director, is the only current promoter of the Company.

A promoter is defined under Rule 405 of the Securities Act as:

“(i)      Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii)       Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.”

VFG asserts that it has not directly or indirectly received in consideration of services or property, or both services and property, any securities of the Registrant or any proceeds from the sale of any class of such securities. Furthermore, neither Jeffrey DeNunzio or VFG will receive any securities in the Registrant or any direct proceeds from the sale of Registrant’s stock as compensation for services rendered.

VFG did not take initiative in founding the business plan of the Registrant and organizing the enterprise. Thomas DeNunzio founded the Registrant and wrote its initial blank check business plan. We previously updated that fact in the most recent and amended registration statement filed with the Commission. VFG did not receive any money, anything of value, or provide any services to Thomas DeNunzio or the Registrant in connection with the preparation and filing of the Registrant’s initial registration statement.

VFG consults and provides clients like the Registrant with small business services including but not limited to taking a company’s existing business plan devised and written by its advisors,founders, officers, or board of directors and accordingly expanding said plan with additional information provided by Registrant to meet the standards and requirements pursuant to filing a registration statement and any amendments thereto with the Commission. The business of the Registrant, including the development of the business plan and strategy, is conducted and developed by its officers, under the supervision of its board of directors, and not by VFG. The foregoing services have been provided by VFG to the Registrant as it relates to the Registrant’s registration statements beginning on May 14, 2018.

Thomas DeNunzio has no input or coordination with VFG or his son, Jeffrey DeNunzio, the controlling member of VFG, regarding the antecedent business services provided by VFG to the Registrant. VFG has not paid any money or any other thing of value to Thomas DeNunzio relating to the services provided by VFG to the Registrant.

Accordingly, neither Jeffrey DeNunzio nor VFG meets the definition of “promoter” under Rule 405 of the Securities Act.

Date: November 28, 2018

/s/ Takehiro Abe

Takehiro Abe

Chief Executive Officer